EXHIBIT 99.1

                                 [RETALIX LOGO]

NEWS RELEASE


Investor Contact - USA         Media Contact - USA     International Contact
Allan E. Jordan                Kerry Vance             Motti Gadish
The Global Consulting Group    GolinHarris New York    Retalix Ltd.
+1-646-284-9400                +1-212-373-6000         +972-9-776-6677
ajordan@hfgcg.com              kvance@golinharris.com  Motti.Gadish @retalix.com


        Australia's Metcash Deploys Retalix Solutions to Consolidate Core
                              Information Systems
         Leading distributor begins roll out of Retalix Power Enterprise to 110 sites across Australia and New Zealand

     Dallas, Texas, September 5, 2006 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that Metcash Trading, a leading marketing and distribution company operating in the food and fast moving consumer goods categories, has begun to consolidate its' core information systems using Retalix Power Enterprise(TM).

     With annual revenue of $7.3 billion (USD) and over 110 sites, Metcash is one of the leading wholesalers and distributors in Australia and New Zealand.

     Metcash has recently begun to roll out Retalix Power Enterprise(TM), a powerful, fully integrated enterprise-wide software solution, purpose built for the wholesale distribution industry. The Retalix Power Enterprise solution will provide Metcash with a single, synchronized solution for total business management, optimizing all key departments within the organization, providing a sound, long-term platform.

     The implementation of Retalix Power Enterprise throughout Metcash's three Business Pillars - Australian Liquor Marketers, IGA Distribution, and Campbells Cash & Carry is expected to be completed mid-2008. Campbells Cash & Carry stores also use the Retalix StoreLine(TM) Point of Sale solution.

     "Our investment in the Retalix technology will enable us to consolidate our core information systems and provide the agility required to service current and future trading partner demands", said Bernard Hale, CIO of Metcash Trading. "This was a very large, complex, and difficult thing to pull off. To have done so with such success and to have transitioned so seamlessly with our first site is comforting, and instils me with confidence that our rollout going forward will continue to be a great success story for Metcash."

     "We've enjoyed a great relationship with Metcash, and together have extended our core offering, enriching the product's functionality and ensuring tight integration across all systems within Metcash," said Victor Hamilton, President and CEO of Retalix USA. "Having met Metcash's initial requirements and celebrated the success of our first implementation downunder, we're now focused on the deployment phase and addressing the remaining development required to support it's other operating divisions. This is a highly strategic project for Metcash that will replace their mainframe-based custom software, and we believe that the robust functionality of Retalix Power Enterprise will allow Metcash to realize both its IT and operational improvement goals."

     About Metcash

     With annual revenue of $7.3 billion (USD) and over 110 sites, Metcash Trading Limited Australasia (Metcash) is a leading marketing and distribution company operating in the food and other fast moving consumer goods categories. It has three Business Pillars - IGA Distribution, Campbells Cash & Carry and Australian Liquor Marketers, and is considered the "Champion of the Independent Retailer".

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,400 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Retalix Retalix Power Enterprise and Retalix StoreLine are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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